UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 11, 2016

LINEAR TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	0-14864	94-2778785
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1630 McCarthy Boulevard

Milpitas, California 95035

(Address of principal executive offices including zip code)

(408) 432-1900

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Linear Technology Corporation (“Linear Technology”) is making the following supplemental disclosures to the definitive proxy statement/prospectus on Schedule 14A (the “Proxy Statement/Prospectus”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Linear Technology on September 16, 2016, to provide additional information concerning certain litigation relating to the Agreement and Plan of Merger (the “Merger Agreement”) by and among Linear Technology, Analog Devices, Inc., a Massachusetts corporation (“Analog Devices”), and Tahoe Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Analog (“Merger Sub”), pursuant to which, among other things, subject to the terms and conditions thereof, Merger Sub will merge with and into Linear Technology, with Linear Technology surviving the merger as a subsidiary of Analog Devices (the “Merger”). The following supplemental disclosures to the Proxy Statement/Prospectus should be read in conjunction with the Proxy Statement/Prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Proxy Statement/Prospectus, the information contained herein supersedes the information contained in the Proxy Statement/Prospectus. Defined terms used but not defined herein have the meanings set forth in the Proxy Statement/Prospectus.

On September 28, 2016, a putative class action lawsuit relating to the Merger was filed in the United States District Court for the Northern District of California on behalf of a putative class of Linear Technology’s public shareholders, Guerra v. Linear Technology Corp., et al., Civil Action No. 16CV05514 (the “Lawsuit”). The Lawsuit generally alleges that Linear Technology and its directors failed to comply with federal securities laws by failing to disclose material information in the Proxy Statement/Prospectus.

Linear Technology denies the allegations of the Lawsuit, believes that the Proxy Statement/Prospectus disclosed all material information, and denies that any supplemental disclosure is necessary.

As previously disclosed in the Proxy Statement/Prospectus, an annual meeting is being held on October 18, 2016, at 3:00 p.m., local time, at Linear Technology’s principal executive office at 1630 McCarthy Boulevard, Milpitas, California 95035 , for the purpose of considering and voting upon, among other things, the Merger Agreement and the Merger.

Linear Technology’s board of directors unanimously recommends that Linear Technology’s shareholders vote “FOR” the Merger Proposal, “FOR” the seven director nominees listed in the director election proposal and “FOR” the other proposals being considered at the annual meeting.

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT/PROSPECTUS

(1)	The section of the Proxy Statement/Prospectus titled “The Merger” is hereby supplemented as follows:

(A)	The twenty-first paragraph in the section titled “The Merger—Background of the Merger” on page 99 is amended to add the following sentence to the end of such paragraph:

“Other than the standstill with Analog Devices and the standstill with Company A (which ceased to apply upon the execution of the merger agreement between Linear Technology and Analog Devices), Linear Technology did not enter into any confidentiality or standstill agreement with any other party.”

(B)	The following is added under the section titled “The Merger—Certain Financial Projections Utilized by the Linear Technology Board of Directors and Linear Technology’s Financial Advisor: Certain Projections Reviewed by the Linear Technology board of directors” after the chart titled “Unaudited Financial Projections” on page 112:

“The following is a summary of the GAAP Reconciliation of Non-GAAP Financial Measures:

	Fiscal Year Ended July 3
(in millions)	2016E	2017E	2018E	2019E	2020E	2021E	2022E
Operating Income (including stock-based compensation expenses)	$632	$696	$818	$908	$983	$1,065	$1,152
Less estimated taxes	(144)	(169)	(191)	(211)	(228)	(248)	(268)

Net Operating Profit After Taxes	$488	$527	$627	$697	$755	$817	$884

	Fiscal Year Ended July 3
(in millions, except per share amounts)	2016E	2017E	2018E	2019E	2020E	2021E	2022E
Operating Income (including stock-based compensation expenses)	$632	$696	$818	$908	$983	$1,065	$1,152
Less estimated cash taxes payable	(149)	(164)	(193)	(213)	(231)	(253)	(273)
Less capital expenditures	(52)	(56)	(61)	(66)	(77)	(83)	(89)
Plus (less) investment in working capital	54	(1)	(4)	(6)	(6)	(6)	(7)
Plus depreciation expense and stock-based compensation expenses	131	144	160	172	193	219	240

Unlevered Free Cash Flow	$616	$619	$720	$795	$862	$942	$1,023

Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), the expected benefits and synergies of the transaction, Analog Devices’ and Linear Technology’s plans, objectives and expectations and Analog Devices expected product offerings, product development, marketing position and technical advances resulting from the transaction. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology have filed and will file relevant information with the Securities and Exchange Commission (the “SEC”), including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that includes a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus has been sent to Linear Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC on September 16, 2016. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices common stock is set forth in the definitive proxy statement for Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the proxy statement/prospectus that Linear Technology filed with the SEC on September 16, 2016. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 12, 2016

LINEAR TECHNOLOGY CORPORATION

By:	/s/ Donald P. Zerio
Donald P. Zerio Vice President, Finance & Chief Financial Officer